[redacted]

11019773

*AB 3/12

RECEIVED
SEC MAIL PROCESSING SECTION
MAR 01 2011
WASH. D.C. 193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ladder Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue 23rd Fl
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Moclair 212-715-3188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave. (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/21

OATH OR AFFIRMATION

I, Brian Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ladder Capital Securities LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Brian Harris
Signature

CEO
Title

SARAH S. GOCHBERG
Notary Public, State of New York
No. 01GO6059332
Qualified in New York County
Commission Expires July 31, 20 11

Sarah S Gochberg
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ladder Capital Securities LLC
Statement of Financial Condition
December 31, 2010

Ladder Capital Securities LLC

Statement of Financial Condition

Index

December 31, 2010

---

pwc

Report of Independent Auditors

To the Sole Member of

Ladder Capital Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Ladder Capital Securities LLC (the "Company")at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Ladder Capital Securities LLC

Statement of Financial Condition

December 31, 2010

Assets		
Cash	$	1,425,568
Prepaid expenses and other assets		11,277
Total Assets	**$**	**1,436,845**
Liabilities and Member's Capital		
Liabilities		
Accrued expenses	$	51,135
Due to affiliates		224,765
Total Liabilities		**275,900**
Commitments and contingencies		
Member's Capital		1,160,945
Total Member's Capital		**1,160,945**
Total Liabilities and Member's Capital	**$**	**1,436,845**

The accompanying notes are an integral part of these financial statements.

1. Organization

On August 13, 2009, Ladder Capital Securities LLC (the "Company") was organized as a Delaware limited liability company, and is owned 100% by Ladder Midco LLC, which is owned 100% by Ladder Capital Finance Holdings LLC ("LCFH"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "Commission") and the Financial Industry Regulatory Authority ("FINRA"). After receiving approval on July 21, 2010 to conduct business as a registered broker-dealer, the Company's primary business activity during 2010 was as the co-sponsor on a commercial real estate loan securitization.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed as a partnership and therefore is not subject to income tax in any of the jurisdictions in which it operates, except for unincorporated business taxes in New York City. Instead, the sole member of the Company is individually liable for the taxes on the Company's income.

Deferred income taxes are determined under the asset and liability method and are recognized for tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to differences between the financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred tax assets ("DTA") when it is more likely than not that such DTAs will not be realized. At December 31, 2010, the Company has no deferred tax assets or liabilities.

The Company applies the guidance on accounting for uncertainty in income taxes. The guidance describes how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax benefit for positions deemed to meet the "more-likely-than-not threshold would be recorded in the current year at the largest amount of the tax benefit that will more likely than not be realized upon settlement with the taxing authority. The Company policy is to

accrue interest and penalties associated with unrecognized tax benefits in income tax expense and the corresponding liability in income taxes payable of income taxes receivable, net in the Statement of Financial Condition. The adoption of this authoritative guidance did not have a significant impact to the Company's financial statements.

Cash

The Company maintains a cash account at a major financial institution. This cash amount was in excess of the Federal Depository Insurance Corporation ("FDIC") limit.

3. Regulatory Requirements

Pursuant to the net capital provisions of 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain minimum net capital of the higher of $100,000 or 12.5% of its aggregate indebtedness, as defined. At December 31, 2010, the Company has excess net capital as defined of $1,049,668. The Company's net capital ratio ("aggregate indebtedness" to "net capital" as defined under the Rule) at December 31, 2010 was 0.24 to 1.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

4. Related-Party Transactions

Ladder Capital Finance LLC ("LCF"), the wholly-owned operating company subsidiary of LCFH, pursuant to a management agreement between the Company and LCF, provided the Company with facilities and administrative services as have been required in the normal conduct of the Company's business for the year-ended December 31, 2010. A portion of the salaries and other compensation of the employees who work directly on activities for the Company have been charged accordingly.

Due to affiliates includes the allocation of salary and other compensation expense and other expenses for paying miscellaneous invoices on the Company's behalf.

5. Commitments and Contingencies

ASC Section 460, Guarantees, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote and accordingly has not recorded any liability.

6. Off Balance Sheet Risk and Concentration Risk

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and

margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker. As of December 31, 2010, the Company maintains no deposit with the clearing broker.

7. Income Tax

The Company is included in the consolidated state income tax return filed by LCFH. The Company's provision for income taxes is computed on a separate company basis for financial reporting purposes. LCFH may be subject to examination by the state tax authority for the years since the Company's inception.

For the year-ended December 31, 2010, the Company's effective tax rate was 4%, the applicable statutory New York City Unincorporated Business tax rate. The Company's accrual for income taxes is included in Due to affiliates in the accompanying financial statement.

8. Subsequent Event

The Company has participated as co-manager in one commercial real estate loan securitization transaction which settled on February 25, 2011. Deutsche Bank Securities and UBS Investment Bank were co-lead managers on the transaction.

pwc

To the Sole Member of
Ladder Capital Securities LLC:

In planning and performing our audit of the financial statements of Ladder Capital Securities, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011